[redacted]

09058875

AB* 3/9

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT

FORM X-17A-5
PART III

SEC FILE NUMBER
8-51939

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/08** (MM/DD/YY) AND ENDING **12/31/08** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **AlterNet Securities, Inc.**

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

380 Madison Avenue
(No. and Street)

New York (City) **NY** (State) **10017** (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Angelo Bulone **(212) 444-6269**
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name - *if individual, state last, first, middle name*)

345 Park Avenue (Address) **New York** (City) **NY** (State) **10154** (Zip Code)

SEC Mail Processing Section
MAR 02 2009
Washington, DC
111

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a current valid OMB control number.

AFFIRMATION

We, Howard Naphtali and Angelo Bulone, affirm that, to the best of our knowledge and belief, the accompanying financial statements and supplementary schedules pertaining to AlterNet Securities, Inc. for the year ended December 31, 2008 are true and correct. We further affirm, that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature

Chief Financial Officer
Title

Signature

Managing Director, Controller
Title

Notary Public

MAGALLY ROSARIO
NOTARY PUBLIC, State of New York
Reg. No. 01RO6134488
Qualified in Kings County
My Commission Expires October 3, 2009

ALTERNET SECURITIES, INC.
(A wholly owned subsidiary of Investment Technology Group, Inc.)

Statement of Financial Condition
December 31, 2008

(With Independent Auditors' Report Thereon)

KPMG LLP
345 Park Avenue
New York, NY 10154

INDEPENDENT AUDITORS' REPORT

Board of Directors
AlterNet Securities, Inc.:

We have audited the accompanying statement of financial condition of AlterNet Securities, Inc. (the "Company") (a wholly owned subsidiary of Investment Technology Group, Inc.) as of December 31, 2008, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit of a statement of financial condition also includes examining, on a test basis, evidence supporting the amounts and disclosures in that statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of AlterNet Securities, Inc. as of December 31, 2008, in conformity with U.S. generally accepted accounting principles.

KPMG LLP

February 27, 2009

ALTERNET SECURITIES, INC.

(A wholly owned subsidiary of Investment Technology Group, Inc.)

Statement of Financial Condition

December 31, 2008

Assets

Cash and cash equivalents	$	3,601,554
Receivable from clearing broker		337,674
Securities owned, at fair value		37,065
Deferred taxes		6,760
Other assets		10,370
Total assets	$	3,993,423

Liabilities and Stockholder's Equity

Liabilities:		
Accounts payable and accrued expenses	$	50,410
Due to Parent		160,562
Due to affiliates		370,984
Income taxes payable		18,728
Total liabilities		600,684
Commitments and contingencies		
Stockholder's equity:		
Common stock, $0.01 par value; 1,000 shares authorized, issued and outstanding		10
Additional paid-in capital		3,000,000
Retained earnings		392,729
Total stockholder's equity		3,392,739
Total liabilities and stockholder's equity	$	3,993,423

See accompanying notes to Statement of Financial Condition.

ALTERNET SECURITIES, INC.

(A wholly owned subsidiary of Investment Technology Group, Inc.)

Notes to Statement of Financial Condition

December 31, 2008

(1) Organization and Basis of Presentation

AlterNet Securities, Inc. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is a Delaware Corporation that is a wholly owned subsidiary of Investment Technology Group, Inc. (the "Parent"). The Statement of Financial Condition and accompanying notes are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

The Company is engaged in a single line of business as a securities broker providing other broker-dealers an opportunity to facilitate securities transactions using ITG Inc.'s ("ITG"), an affiliate broker-dealer, POSIT suite of products, an electronic stock crossing system, which provides liquidity, confidentiality and low transaction costs. The Company's commission revenues are dependent principally on the continued success of ITG's POSIT suite and the level of interest of the Company's broker-dealer customers in ITG's POSIT suite of products.

The Company, in connection with its activities as a broker-dealer, does not hold funds or securities for customers. Accordingly, the Company is exempt from SEC Rule 15c3-3 pursuant to provision (k)(2)(ii) of such rule.

(2) Summary of Significant Accounting Policies

Use of Estimates

The preparation of the Statement of Financial Condition in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days, which are part of the cash management activities of the Company. Included in cash and cash equivalents on the Statement of Financial Condition at December 31, 2008, are U.S. Government money market instruments and cash totaling $2,312,458 and $1,289,096, respectively.

Fair Value of Financial Instruments

Substantially all of the Company's financial instruments are carried at fair value or amounts approximating fair value. Cash and cash equivalents and receivable from clearing broker are carried at fair value. Liabilities are carried at amounts approximating fair value.

Revenue Recognition and Securities Transactions

Receivable from clearing broker consists principally of commissions receivable from securities transactions. The Company clears all securities transactions through its clearing broker, ITG, on a fully disclosed basis.

Securities owned consist of shares of NASDAQ Stock Market, Inc., with a fair value of $37,065.

Income Taxes

The Company is included in the consolidated Federal, state and local income tax returns of the Parent. The Company is charged or credited with an amount equal to its separate tax liability or benefit as if it were filing on an individual company basis and current income taxes due to Parent are made pursuant to a tax sharing agreement between the Company and Parent.

Income taxes are accounted for on the asset and liability method. Deferred tax assets and liabilities, if any, are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which the temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is recorded against deferred tax assets if it is more likely than not that such assets will not be realized.

Contingent income tax liabilities are recorded when the criteria for loss recognition under Financial Accounting Standards Board ("FASB") Interpretation No. 48, "*Accounting for Uncertainty in Income taxes-an Interpretation of FASB Statement No. 109*", (FIN 48"), have been met. Specifically, FIN 48 requires that the Company determine whether or not a tax position is more likely than not to be sustained upon examination based upon the technical merits of the position. If this recognition threshold is met, the tax benefit is then measured based on the largest benefit that has a greater than fifty percent likelihood of being realized upon ultimate resolution. The Parent allocates tax uncertainties specific to the Company in a manner consistent with its policy of charging or crediting amounts equal to the Company's separate tax liability or benefit as if the Company were filing on an individual basis. All tax uncertainties are held by the Company until such time that the statute of limitations or period under audit for the jurisdiction is settled.

(3) Fair Value Measurements

The Company adopted SFAS No. 157, *"Fair Value Measurements"* ("FAS 157") effective January 1, 2008. FAS 157 does not expand the use of fair value in any new circumstances, but rather defines fair value, establishes a framework for measuring fair value, as well as a fair value hierarchy based upon the inputs used to measure fair value and expands disclosures about fair value measurements.

FAS 157 applies to all financial instruments that are measured and reported on a fair value basis. The Company includes items reported at fair value in "securities owned, at fair value" and "cash and cash equivalents" on the Statement of Financial Condition.

As defined in FAS 157, fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In determining fair value, the Company uses various methods including market, income and cost approaches. Based on these approaches, the Company often uses certain assumptions that market participants would use in pricing the asset or liability, including assumptions about risk and or the risks inherent in the inputs to the valuation technique. These inputs can be readily observable, market-corroborated, or generally unobservable firm inputs. The Company uses valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs. Based on the observability of the inputs used in the valuation techniques, we categorize our fair value measured financial instruments according to the fair value hierarchy prescribed by FAS 157. The fair value hierarchy ranks the quality and reliability of the information used to determine fair values. Financial assets and liabilities carried at fair value are classified and disclosed in one of the following three categories:

- Level 1: Fair value measurements using unadjusted quoted market prices in active markets for identical, unrestricted assets or liabilities.
- Level 2: Fair value measurements using correlation with (directly or indirectly) observable market based inputs, unobservable inputs that are corroborated by market data, or quoted prices in markets that are not active.
- Level 3: Fair value measurements using inputs that are significant and not corroborated by market data.

Level 1 consists of financial instruments whose value is based on quoted market prices such as exchange-traded mutual funds and listed equities. Level 1 financial assets at December 31, 2008 consist of an investment in a U.S. Government money market fund of $2,312,458 which is included in Cash and cash equivalents and securities owned, at fair value of $37,065. The Company does not currently have any Level 1 liabilities.

Level 2 includes financial instruments that are valued using models or other valuation methodologies. These models are primarily industry standard models that consider various assumptions including time value, yield curve, and other relevant economic measures. Substantially all of these assumptions are observable in the marketplace, can be derived from observable data or are supported by observable levels at which transactions are executed in the marketplace. We currently do not have any Level 2 assets or liabilities.

Level 3 is comprised of financial instruments whose fair value is estimated based on internally developed models or methodologies utilizing significant inputs that are generally less readily observable. We currently do not have any Level 3 assets or liabilities.

The adoption of FAS 157 had no effect on the values of those financial assets and liabilities which the Company carries at fair value.

(4) Income Taxes

For the year ended December 31, 2008, the Company's operations were included in the consolidated Federal income tax return of the Parent. The Company accounts for income taxes as if it were a separate entity.

Amounts due for income taxes are payable to the Parent and are included in due to Parent on the Statement of Financial Condition at December 31, 2008.

Deferred income taxes are provided for temporary differences in reporting certain items, and give rise to a net deferred tax asset of $6,760 as of December 31, 2008.

At December 31, 2008, management of the Company believes that it is more likely than not that future reversals of existing taxable temporary differences and anticipated future taxable income will be sufficient to realize the gross deferred tax assets.

Tax Uncertainties

Under FIN 48, a company must recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position are measured based on the largest benefit that has a greater than fifty percent likelihood of being realized upon ultimate resolution.

A reconciliation of the total amount of unrecognized tax benefits at the beginning and end of 2008 is as follows:

Balance, January 1, 2008	$	-
Additions based on tax positions related to the current year		12,908
Additions based on tax positions of prior years		1,715
Balance, December 31, 2008	$	14,623

As of December 31, 2008, the Company does not expect that unrecognized tax benefits for tax positions taken with respect to 2008 will significantly change with the next twelve months.

With limited exception, the Parent is no longer subject to U.S. federal, state, or local tax audits by taxing authorities for years preceding 2005. The Internal Revenue Service ("IRS") is currently examining the Parent's U.S. federal income tax returns for 2006 and 2007. Certain state and local returns are also currently under various stages of audit.

(5) Related Party Transactions

Pursuant to a Services Agreement with ITG, certain securities trading services, administrative services, and the use of certain office space in connection with the Company's operations are provided by ITG.

Pursuant to an Intangible Property License Agreement with an affiliate, ITG Software Solutions, Inc. ("ITGSSI"), the Company paid ITGSSI license fees for the use of its technology.

The Company entered into a services agreement with ITG Global Production, Inc. ("ITGGPI"), in which ITGGPI provides services to the Company in connection with the production data center and manages the disaster recovery services contract.

In the normal course of business, the Parent and/or ITG may receive and disburse cash on behalf of the Company. This net activity is reflected in due to Parent and due to affiliates on the accompanying Statement of Financial Condition at December 31, 2008.

The Company clears all securities transactions through its clearing broker, ITG (see Note 2, *"Summary of Significant Accounting Policies"*). The activity is reflected in receivable from clearing broker on the accompanying Statement of Financial Condition at December 31, 2008.

All employees of the Company are covered by the benefit plans of the Parent or ITG.

In 2008, the Company paid cash dividends of $550,000 to the Parent.

(6) Off-Balance Sheet Risk and Concentrations of Credit Risk

In the normal course of business, the Company is involved in the execution of various institutional customer securities transactions. Securities transactions are subject to the credit risk of counterparty or customer nonperformance. However, transactions are collateralized by the underlying securities, thereby reducing the associated risk to changes in the market value of the securities through settlement date. Therefore, the settlement of these transactions is not expected to have a material effect on the Company's financial statements. It is also the Company's policy to review, as necessary, the credit worthiness of each counterparty and customer.

Financial instruments that potentially subject the Company to concentrations of credit risk are primarily cash and cash equivalents, receivable from clearing broker, and securities owned, at fair value. Cash and cash equivalents and securities owned, at fair value are deposited with high credit quality financial institutions.

(7) Net Capital Requirement

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Company has elected to use the basic method permitted by SEC Rule 15c3-1, which requires that the Company maintain minimum net capital, as defined, equal to the greater of $100,000 or 6 ⅔% of aggregate indebtedness.

At December 31, 2008, the Company had net capital of $3,235,800, which was $3,135,800 in excess of required net capital of $100,000. The Company's ratio of aggregate indebtedness to net capital ratio was 0.19 to 1.

Dividends or withdrawals of capital can not be made to Parent from the Company if they are needed to comply with regulatory requirements.